Exhibit 99.42

This prospectus supplement together with the short form base shelf prospectus to which it relates dated August 12, 2010, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this prospectus supplement have not and will not be registered under the United States Securities Act of 1933 and may not be offered or sold within the United States or to U.S. persons.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Secretary of Brookfield Office Properties Canada at Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 Telephone: (416) 359-8555, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
(to a Short Form Base Shelf Prospectus Dated August 12, 2010)

Secondary Offering	November 22, 2010

BROOKFIELD OFFICE PROPERTIES CANADA

$150,040,000

6,820,000 Trust Units

This prospectus supplement qualifies the distribution (the “Offering”) of 6,820,000 trust units of Brookfield Office Properties Canada (“BOX”, “we”, “us” and “our”) owned by BPO Properties Ltd. (“BPP”), a subsidiary of Brookfield Properties Corporation (“BPO”). See “Selling Unitholder”. Upon closing of the Offering, BPP will hold trust units and securities exchangeable for trust units representing an aggregate equity interest in BOX of approximately 83.3%. We will not receive any proceeds from the Offering. Our head office is located at Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3.

Our trust units are listed on the Toronto Stock Exchange (“TSX”) under the symbol “BOX.UN”. On November 18, 2010, the last trading day prior to the announcement of the Offering, the closing price of our trust units on the TSX was $22.71 per trust unit.

The closing of the Offering is expected to take place on November 30, 2010, or on any other date which may be agreed upon, but no later than December 7, 2010. If the closing of the Offering occurs on November 30, 2010, purchasers will be entitled to receive the cash distribution per trust unit commencing with the distributions that we expect to pay on or about December 15, 2010 to our unitholders of record on November 30, 2010. If the closing of the Offering occurs at such time that purchasers are not holders of record on the record date for the November distribution and are not entitled to receive such distribution, the offering price per trust unit will be reduced by the amount of such distribution. The trust units offered under this prospectus supplement will be available for delivery in book-entry form only through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) on or about the closing of date of the Offering. Holders of the trust units offered hereunder will not be entitled to receive physical certificates representing their ownership.

Price: $ 22.00 per Trust Unit

RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Brookfield Financial Corp. (“Brookfield Financial”), Canaccord Genuity Corp., Dundee Securities Corporation, Macquarie Capital Markets Canada Ltd. and Raymond James Ltd. are acting as underwriters (collectively, the “Underwriters”) of this Offering. The Underwriters, as principals, conditionally offer the trust units, subject to prior sale, if, as and when sold and delivered to the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on our behalf and on behalf of BPP by Torys LLP and on behalf of the Underwriters by Goodmans LLP. See “Plan of Distribution”.

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to BPP(2)
Per trust unit	$22.00	$0.88	$21.12
Total Offering	$150,040,000	$6,001,600	$144,038,400

Notes:
(1)	The Underwriters’ fee will be paid by BPP using proceeds from the Offering.
(2)	After deducting the Underwriters’ fee but before deducting expenses of the Offering, estimated to be $500,000, which will be paid for by BPP. We will not receive any proceeds from the Offering.

Brookfield Asset Management Inc. (“BAM”) is an influential security holder of each of BPO, BPP and Brookfield Financial. Accordingly, BPP is a “related issuer” of Brookfield Financial within the meaning of applicable Canadian securities legislation. See “Plan of Distribution”.

The price of the trust units offered under this prospectus supplement was established by negotiation between BPP and the Underwriters. In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the trust units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the Underwriters may offer our trust units at a lower price than stated above. See ‘‘Plan of Distribution’’.

There are certain risks inherent in an investment in our trust units. Prospective investors should carefully consider these risk factors before purchasing our trust units. See “Risk Factors”.

A return on an investment in our trust units is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in our trust units is at risk, and any anticipated return on an investment in our trust units is based on many performance assumptions. Although we intend to make distributions of available cash to our unitholders in accordance with our distribution policy from time to time, those cash distributions are not assured and may be reduced or suspended, depending on numerous factors disclosed in continuous disclosure documents filed by us with the securities regulatory authorities from time to time in Canada. In addition, the market value of our trust units may decline if we are unable to make cash distributions in accordance with our distribution policy in the future, and that decline may be significant. See “Risk Factors”.

Prospective investors should be aware that the acquisition or disposition of our trust units may have tax consequences in Canada, or elsewhere, depending on each particular investor’s specific circumstances. Prospective investors should consult their own tax advisors with respect to such tax considerations. The after-tax return from an investment in our trust units to an investor subject to Canadian federal income tax will depend, in part, on the composition for tax purposes of distributions that we pay on the trust units, portions of which may be fully or partially taxable or may constitute tax deferred returns of capital (i.e., returns that initially are non-taxable but which reduce a unitholder’s cost base in our trust units for tax purposes). The composition may change over time, thus affecting a unitholder’s after-tax return.

BOX is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. Our trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation.

BASE SHELF PROSPECTUS

Page

INFORMATION CONTAINED IN THIS PROSPECTUS	2

DOCUMENTS INCORPORATED BY REFERENCE	2

BROOKFIELD OFFICE PROPERTIES CANADA	4

RECENT DEVELOPMENTS	5

SELLING UNITHOLDER	5

USE OF PROCEEDS	8

DESCRIPTION OF THE TRUST UNITS	9

DESCRIPTION OF THE DEBT SECURITIES

PLAN OF DISTRIBUTION	7

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS	13

RISK FACTORS	11

LEGAL MATTERS	17

PURCHASER’S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	17

PROMOTER

AUDITORS’ CONSENT	A-1

CERTIFICATE OF THE ISSUER	C-1

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus of BOX dated August 12, 2010 (the “Prospectus”). We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

This document is in two parts. The first is the prospectus supplement, which describes the specific terms of the trust units. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the trust units.

All dollar amounts set forth in this prospectus supplement are to Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect our current beliefs and are based on assumptions and information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from our anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Accordingly, we cannot give any assurance that our expectations will in fact occur and caution that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: general economic conditions; local real estate conditions, including the development of properties in close proximity to our properties; timely leasing of our newly-developed properties and re-leasing of our occupied square footage upon expiration; dependence on our tenants’ financial condition; the uncertainties of real estate development and acquisition activity; our ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results; and other risks and factors described under the heading “Risk Factors” in this prospectus supplement and in the documents that we file with the securities regulators from time to time in Canada. We do not undertake to publicly update or revise any forward-looking statements or information contained in this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

The following documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement:

1.	our business acquisition report dated July 15, 2010;

2.	our non-offering prospectus dated July 27, 2010;

3.	our unaudited consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2010; and

4.	our management’s discussion and analysis for the three and nine months ended September 30, 2010.

Any of our documents of the types described in section 11.1 of Form 44-101F1  Short Form Prospectus which are required to be filed with securities commissions or similar authorities in Canada during the time that this prospectus supplement is valid shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, the Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Secretary of BOX at Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 Telephone: (416) 359-8555, and are also available electronically at www.sedar.com.

BROOKFIELD OFFICE PROPERTIES CANADA

BOX is a limited purpose unincorporated, closed-ended, real estate investment trust established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated as of March 19, 2010 (the “Declaration of Trust”). We were formed in connection with the reorganization (the “Transaction”) of the business of BPP on May 1, 2010 pursuant to which its directly owned office assets were transferred to us.

Our portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary.

We focus on the following strategic priorities:

•	realizing value from our properties through proactive leasing initiatives;

•	prudent capital management including the refinancing of mature properties; and

•	acquiring high quality commercial properties in our primary markets for value when opportunities arise.

Our operating business is carried on by Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. The following chart sets forth our current principal operating structure:

Notes:
1.
As at November 22, 2010, before the closing of the Offering, BPP held trust units and Class B LP Units of Brookfield Office Properties Canada LP (“Class B LP Units”) representing an aggregate equity interest in BOX of approximately 90.6%. Upon closing of the Offering, BPP will own an aggregate equity interest in BOX of approximately 83.3%.

2.	Holders of Class B LP Units hold one special voting unit of BOX for each Class B LP Unit held. The special voting units provide voting rights with respect to BOX to holders of Class B LP Units.
3.	Interests in the properties in our portfolio are held by Brookfield Office Properties Canada LP as well as various entities directly or indirectly owned by Brookfield Office Properties Canada LP.

RECENT DEVELOPMENTS

On November 2, 2010, we announced that our trustees declared a 12.5% increase to the yearly distribution per trust unit from $0.96 to $1.08, effective with the distribution payable on February 15, 2011 to our unitholders of record on January 31, 2011. We also announced that the TSX approved our notice of intention to undertake a normal course issuer bid under which we may purchase on the TSX up to 1,014,948 trust units during the period commencing November 5, 2010 and ending November 4, 2011.

In the fourth quarter of 2010, we refinanced the debt on Bankers Court, one of our office properties in Calgary, Alberta. The construction financing was repaid and replaced with permanent financing totaling $48.0 million. The new loan has a 10-year term maturing November 1, 2020, bearing interest at 4.96% per annum.

SELLING UNITHOLDER

As at November 22, 2010, BPP directly and indirectly owned an aggregate equity interest in BOX of approximately 90.6%, consisting of 11,588,725 trust units and 72,883,405 Class B LP Units which are exchangeable for trust units on a one-for-one basis. BPP acquired all of those units in connection with the Transaction. See “Prior Sales”. Prior to the completion of the Offering, BPP intends to exercise its right to exchange 5,795,383 Class B LP Units for trust units on a one-for-one basis.

BPP will sell 6,820,000 trust units under the Offering. Upon closing of the Offering, BPP will own 10,564,108 trust units and 67,088,022 Class B LP Units representing an aggregate equity interest in BOX of approximately 83.3%.

PRIOR SALES

Since our formation, we have not issued any units, except (i) 8,709,076 trust units issued to former common shareholders of BPP (other than BPO), and 11,588,725 trust units and 72,883,405 Class B LP Units issued to BPP pursuant to the Transaction on May 1, 2010, which were valued at a price of $20.88 per unit; and (ii) 1,482 trust units issued pursuant to our distribution investment plan during the period from May 3, 2010 to November 22, 2010 in accordance with the terms of such plan.

PRICE RANGE AND TRADING VOLUME

Following completion of the Transaction, our trust units began trading on the TSX. Our trust units are listed under the symbol “BOX.UN”. The following table sets forth, for the periods indicated, the market price ranges and trading volumes of our trust units on the TSX.

	High ($)	Low ($)	Volume
2010
May 5-31	20.25	18.25	106,406
June	20.74	18.31	46,390
July	19.75	18.65	60,657
August	21.00	19.62	78,990
September	21.54	20.25	85,536
October	22.15	20.87	49,467
November (to November 19)	22.80	21.75	321,283

The common shares of BPP were listed on the TSX under the symbol “BPP” until they were delisted on May 4, 2010 in connection with the Transaction. The following tables set forth, for the periods indicated, the market price ranges and trading volumes of the common shares on BPP on the TSX.

	High ($)	Low ($)	Volume
2009
November	18.00	14.62	82,518
December	20.66	16.77	48,426
2010
January	20.56	18.00	123,348
February	20.83	18.40	113,057
March	21.50	19.20	137,842
April	21.49	19.20	207,759
May 1-4	20.45	20.19	58,374

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 22, 2010 between us, BPP and the Underwriters, BPP has agreed to sell and the Underwriters have agreed to purchase on November 30, 2010 or such other date as may be agreed upon, but not later than December 7, 2010, subject to compliance with all necessary legal requirements and the terms and conditions in the Underwriting Agreement, the trust units offered under this prospectus supplement at a price of $22.00 per trust unit for an aggregate price of $150,040,000, payable in cash to BPP against delivery. BPP has agreed to pay the Underwriters a fee of $0.88 per trust unit for each of the trust units sold by the Underwriters. The price of the trust units offered under this prospectus supplement was determined by negotiation between BPP and the Underwriters. We will not be entitled to any of the proceeds from the sale of the trust units offered under this prospectus supplement.

If the closing of the Offering occurs on November 30, 2010, purchasers will be entitled to receive the cash distribution per trust unit commencing with the distributions that we expect to pay on or about December 15, 2010 to our unitholders of record on November 30, 2010. If the closing of the Offering occurs at such time that purchasers are not holders of record on the record date for the November distribution and are not entitled to receive such distribution, the offering price per trust unit will be reduced by the amount of such distribution.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all trust units agreed to be purchased under the Underwriting Agreement if any trust units offered under this prospectus supplement are purchased under the Underwriting Agreement. If an Underwriter fails to purchase the trust units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to (unless the number of trust units which an Underwriter or Underwriters fail to purchase amounts to 10% or less of the total number of trust units to be purchased by the Underwriters), purchase such trust units.

The Underwriters propose initially to offer our trust units at $22.00 per trust unit. After the Underwriters have made a reasonable effort to sell all of the trust units at that price, the Underwriters may subsequently reduce, and thereafter change, from time to time, the price to purchasers to an amount not greater than $22.00 per trust unit. The Underwriters’ overall compensation will decrease by the amount by which the aggregate price paid for the trust units by the purchasers is less than the gross proceeds paid by the Underwriters to BPP.

Pursuant to the terms of the Underwriting Agreement, we have agreed not to issue or agree to issue (except pursuant to our distribution reinvestment plan, our Deferred Trust Unit Plan and the Exchange and Support Agreement dated May 1, 2010 between BOX, Brookfield Office Properties Canada LP, BPP and certain subsidiaries of BPP), and BPP has agreed not to offer, sell, contract to sell or otherwise dispose of, any trust units or any securities convertible into or exchangeable or exercisable for trust units during the period commencing on the date of this prospectus supplement and ending 90 days after the closing date of the Offering, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

The trust units offered hereby have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the trust units that they have acquired pursuant to the Underwriting Agreement to certain “qualified institutional buyers” (as such term is defined in Rule 144A under the U.S. Securities Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the trust units outside the United States only in accordance with Rule 903 of Regulation S under the U.S. Securities Act. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the trust units hereby in the United States.

In addition, until 40 days after the commencement of this Offering, an offer or sale of the trust units offered under this prospectus supplement within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

Pursuant to applicable policy statements of the Autorité des marches financiers and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase our trust units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, our trust units. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of our trust units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. This over-allocation position allows the Underwriters to engage in limited market stabilization to compensate for the increased liquidity in the market following the Offering. If, following the closing of the Offering, the market price of our trust units is below $22.00 per trust unit, the short position created by the over-allocation position in such trust units may be filled through purchases in the market, and, as a result, the price of the trust units may be higher than the price that otherwise might exist in the open market.

Together with BPP, we have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under Canadian securities legislation.

Certain of the Underwriters and/or their affiliates have performed investment banking and advisory services for BPP and its affiliates from time to time for which they have received customary fees and expenses. The Underwriters and/or their affiliates may, from time to time, engage in transactions with, or perform services for, BPP and its affiliates in the ordinary course of business and receive fees in connection therewith.

BAM is an influential security holder of each of BPO, BPP and Brookfield Financial. Accordingly, BPP is a “related issuer” of Brookfield Financial within the meaning of applicable Canadian securities legislation.

BAM indirectly holds 100% of the outstanding shares of Brookfield Financial. BAM directly and indirectly holds 49.7% of the outstanding common shares and 97.1% of the outstanding Class A Preference Shares of BPO. BPO directly and indirectly holds all of the outstanding common shares of BPP.

Brookfield Financial will not receive any direct benefit in connection with the Offering, other than its portion of the fee payable by BPP to the Underwriters. Brookfield Financial did not propose the Offering to BPP. The Underwriters, other than Brookfield Financial, negotiated the structure and price of the Offering and coordinated the due diligence activities for the Offering.

In order for BOX to maintain its status as a mutual fund trust as defined in the Income Tax Act (Canada) (the “Tax Act”), it must not be established or maintained primarily for the benefit of Non-Residents (as defined below). The Declaration of Trust provides constraints on the ownership of our units for this purpose. See “Description of the Trust Units — Limitations on Non-Resident Ownership of Trust Units”. We monitor ownership of our units which are held by Non-Residents by periodically obtaining and reviewing declarations from our unitholders.

Registration of interests in and transfers of our trust units distributed hereunder will be made only through a book-entry system administered by CDS. Certificates representing trust units sold under the Offering will be issued in registered form to CDS or its nominee on the closing date of the Offering. Transfer of ownership of trust units will be effected through the records maintained by participants in CDS (a “CDS Participant”). All rights of an owner of trust unit must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds our trust units. Upon purchase of any trust unit, the owner will receive only the customary confirmation. The ability of a beneficial owner of trust unit to pledge the trust unit, as applicable, or otherwise take action with respect to such owner’s interest in such units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

USE OF PROCEEDS

BPP will receive gross proceeds from the Offering of $150,040,000. The estimated net proceeds to BPP from the Offering, after deducting fees payable to the Underwriters but prior to deducting the estimated expenses of the Offering (to be paid for by BPP), will be approximately $144,038,400. We will not receive any proceeds from the Offering.

DESCRIPTION OF THE TRUST UNITS

The following sets forth certain general terms and provisions of our trust units. This summary does not purport to be complete. Reference is made to the Declaration of Trust, available on our SEDAR profile at www.sedar.com, for a complete description of the trust units.

Trust Units

Each trust unit is transferable and represents an equal, undivided beneficial interest in BOX and any of our distributions, whether of net income, net realized capital gains or other amounts, and, in the event of our termination or winding-up, in our net assets remaining after satisfaction of all liabilities. All trust units rank among themselves equally and rateably without discrimination, preference or priority. Each trust unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders.

Holders of our trust units are entitled to receive our distributions (whether of net income, net realized capital gains or other amounts) if, as and when declared by our trustees. Upon our termination or winding-up, holders of our trust units will participate equally with respect to the distribution of our remaining assets after payment of all of our liabilities. Such distribution may be made in cash, as a distribution in kind, or both, all as our trustees in their sole discretion may determine. Our trust units have no conversion, retraction or redemption rights. No person is entitled, as a matter of right, to any pre-emptive right to subscribe for or acquire any trust unit, except for holders of Class B LP Units who are entitled to exchange their Class B LP Units for trust units on a one-for-one basis in accordance with their terms, or as otherwise agreed to by us pursuant to a binding agreement in writing.

Issuance of Trust Units

Trust units or rights to acquire trust units or other securities may be created, issued and sold at such times, to such persons, for such consideration and on such terms and conditions as our trustees determine, including pursuant to a rights plan, distribution reinvestment plan, purchase plan or any incentive option or other compensation plan. Trust units will be issued only when fully paid in money, property or past services, and they will not be subject to future calls or assessments, provided that trust units may be issued and sold on an installment basis and we may take security over any such trust units so issued. Where our trustees determine that we do not have available cash in an amount sufficient to pay the full amount of any distribution, the payment may, at the option of our trustees, include or consist entirely of the issuance of additional trust units having a fair market value determined by the trustees equal to the difference between the amount of the distribution and the amount of cash that has been determined by our trustees to be available for the payment of such distribution. These additional trust units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. The Declaration of Trust also provides that unless our trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional trust units to all holders of our trust units as described above, the number of outstanding trust units will automatically be consolidated such that each unitholder will hold after the consolidation the same number of trust units as the unitholder held before the distribution of such additional trust units. In such circumstances, each certificate representing a number of trust units prior to the distribution of additional trust units will be deemed to represent the same number of trust units after the distribution of such additional trust units and the consolidation. If tax is required to be withheld from a unitholder’s share of the distribution, the consolidation will not result in such unitholder holding the same number of trust units. Each such unitholder will be required to surrender the certificates, if any, representing that unitholder’s original trust units in exchange for a certificate representing that unitholder’s post consolidation trust units.

The trustees may refuse to allow the issuance of or to register the transfer of any trust units where such issuance or transfer would, in their opinion, adversely affect the treatment of BOX under applicable Canadian tax laws or their qualification to carry on any relevant business. See “– Limitations on Non-Resident Ownership of Trust Units”.

Repurchase of Trust Units

We may, from time to time, purchase all or a portion of our trust units for cancellation at a price per trust unit and on a basis determined by our trustees in accordance with applicable securities laws and stock exchange rules.

Limitations on Non-Resident Ownership of Trust Units

In order for BOX to maintain its status as a mutual fund trust under the Tax Act, it must not be established or maintained primarily for the benefit of any person who is a “non-resident” within the meaning of the Tax Act or a partnership other than a Canadian partnership for the purposes of the Tax Act (each, a “Non-Resident”). Accordingly, the Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis and we have informed our transfer agent and/or registrar of this restriction. Our trustees may require a registered holder of trust units to provide them with a declaration as to the jurisdictions in which beneficial owners of our trust units registered in such holder’s name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is Non-Resident). If our trustees become aware, as a result of such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis are, or may be, Non-Residents or that such a situation is imminent, our trustees may make a public announcement thereof and will not accept a subscription for trust units from or issue or register a transfer of trust units to a person unless the person provides a declaration in form and content satisfactory to our trustees that the person is not a Non-Resident and does not hold such trust units for the benefit of Non-Residents. If, notwithstanding the foregoing, the trustees determine that more than 49% of our trust units on a basic or fully-diluted basis are held by Non-Residents, our trustees may send or cause to be sent a notice to such Non-Resident holders of our trust units chosen in inverse order to the order of acquisition or registration or in such other manner as our trustees may consider equitable and practicable, requiring them to sell their trust units or a portion thereof within a specified period of not more than 30 days. If the unitholders receiving such notice have not sold the specified number of trust units or provided the trustees with satisfactory evidence that they are not Non-Residents within such period, the trustees may on behalf of such persons sell or cause to be sold such trust units and, in the interim, will suspend the voting and distribution rights attached to such trust units. Upon such sale, the affected holders will cease to be holders of the relevant trust units and their rights will be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such trust units.

RISK FACTORS

An investment in our trust units is subject to a number of risks. Before deciding to invest in our trust units, investors should consider carefully the risks relating to our trust units as described below and the risks described under the heading “Risk Factors” in our non-offering prospectus dated July 27, 2010 and under the heading “Risks and Uncertainties” in our management’s discussion and analysis for the three and nine months ended September 30, 2010, both incorporated by reference in this prospectus supplement. If any of the events or developments discussed in these risks factors actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected. Other factors not presently known to management or that management presently believes are not material could also affect our future business, operations and distributable income.

Risks Relating to our Trust Units

We are dependent on Brookfield Office Properties Canada LP.

We are dependent on the business of Brookfield Office Properties Canada LP through our ownership of Class A LP Units of Brookfield Office Properties Canada LP (“Class A LP Units”). The cash distributions to holders of our trust units are dependent on the ability of Brookfield Office Properties Canada LP to pay distributions on the Class A LP Units. The ability of Brookfield Office Properties Canada LP to pay distributions or make other payments or advances to us may be subject to contractual restrictions contained in any instruments governing the indebtedness of Brookfield Office Properties Canada LP or its subsidiaries and is also dependent on the ability of Brookfield Office Properties Canada LP’s subsidiaries to pay distributions or make other payments or advances to Brookfield Office Properties Canada LP.

The price of our trust units may be unpredictable and volatile.

The prices at which our trust units trade cannot be predicted. The market price of our trust units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors beyond our control. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of our trust units. In addition, our perceived creditworthiness may affect the market price or value and the liquidity of our trust units.

Our trust units are not deposits and do not have certain rights that are afforded to holders of common shares under corporate law statutes.

Our trust units are not be “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, BOX is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Tax Act, it is not a “mutual fund” as defined by applicable securities laws.

Holders of trust units do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions or the right to dissent and to be paid the fair value of their trust units on the occurrence of certain transactions.

Our cash distributions are not guaranteed.

The declaration and payment of distributions on our trust units is at the discretion of our trustees, who support a stable and consistent distribution policy. The amount of distributions paid in respect of our trust units depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond our control. In addition, the composition of cash distributions for tax purposes may change over time and may affect the after tax return for holders of trust units. See “– Tax Related Risks”.

Our ability to make distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness. The degree to which we are leveraged could have important consequences to the holders of our trust units, including (a) that our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (b) that a significant portion of our cash flow from operations may be dedicated to the payment of the principal of, and interest on, our indebtedness, thereby reducing funds available for future distributions and causing taxable income for holders of trust units to exceed cash distributions; (c) that certain of our borrowings will be at variable rates of interest, which exposes us to the risk of increased interest rates; and (d) that we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures.

Our trust units are structurally subordinated to our obligations to certain of our creditors.

In the event of our bankruptcy, liquidation or reorganization, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from our assets before any assets are made available for distribution to the holders of our trust units. Our trust units are effectively subordinated to most of the indebtedness and our other liabilities. We are not be limited in our ability to incur additional secured or unsecured indebtedness.

Capital expenditures of Brookfield Office Properties Canada LP directly affect cash available for distribution.

The timing and amount of capital expenditures by Brookfield Office Properties Canada LP directly affects the amount of cash available for distribution to holders of our Units. Distributions to holders may be reduced, or even eliminated, at times when our trustees deem it necessary to make significant capital or other expenditures.

Our distributions may be dependent upon the ability of Brookfield Office Properties Canada LP to fund a portion of its capital expenditures and working capital with cash generated from operations. We may be required to reduce distributions or sell additional trust units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to us for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.

Our Declaration of Trust limits ownership of our trust units by Non-Residents, which may limit liquidity of our trust units.

The Declaration of Trust imposes various restrictions on unitholders. Non-Residents are prohibited from beneficially owning more than 49% of our outstanding trust units on a basic or fully diluted basis. These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including Non-Residents and partnerships, to acquire trust units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of our trust units. As a result, these restrictions may limit the demand for trust units from certain unitholders and other investors and thereby adversely affect the liquidity and market value of our trust units held by the public.

We may issue additional trust units, which may dilute the interests of our existing unitholders.

The Declaration of Trust authorizes us to issue an unlimited number of trust units for the consideration and on such terms and conditions as are established by our trustees without any approval of our unitholders. Unitholders have no pre-emptive rights in connection with such further issues. Any further issuance of trust units will dilute the interests of our existing unitholders.

In addition, subject to certain restrictions, Brookfield Office Properties Canada LP is permitted to issue additional partnership units for any consideration and on any terms and conditions. Any further issuance of partnership units will dilute the indirect interest of existing holders of trust units in Brookfield Office Properties Canada LP and any further issuance of Class B LP Units will dilute the interests of existing holders of trust units.

Future sales of our trust units could adversely affect the market price of the trust units.

The sale of a substantial number of trust units in the public market or otherwise by BPO, BPP or one of their affiliates or other significant holders of trust units could adversely affect the prevailing market price of our trust units and could impair our ability to raise additional capital through an offering of its equity securities. BPO has indicated that, subject to valuation and market conditions, it will consider reducing its interest in us, to enhance our market liquidity. If BPO, BPP or one of their affiliates or other significant holders of trust units sell a large number of trust units over a short period of time, or if investors anticipate large sales of trust units over a short period of time, this could materially affect the trading price of our trust units.

Liability of unitholders may not be limited.

The Declaration of Trust provides that no unitholder is subject to any liability whatsoever to any person in connection with holding trust units. The Trust Beneficiaries’ Liability Act (Ontario) provides that unitholders are not liable, as beneficiaries of a trust, for any of our or our trustee’s acts, defaults, obligations or liabilities. That statute has not yet been judicially considered and it is possible that reliance on that act by a unitholder could be successfully challenged on jurisdictional or other grounds.

Tax Related Risks

Unitholders may face adverse tax consequences if we fail to qualify for the REIT Exemption to the SIFT Rules.

The SIFT Rules (as defined below) change the manner in which SIFTs (as defined below), and the distributions from such SIFTs, are taxed. However, trusts that meet the REIT Exception (as defined below) are excluded from the SIFT trust definition and, therefore, not subject to the SIFT Rules.

The determination as to whether BOX qualifies for the REIT Exception in a particular taxation year can only be made at the end of that taxation year. We have advised counsel that we expect that BOX will qualify for the REIT Exception for purposes of the SIFT Rules for 2010 and beyond. However, there can be no assurance in this regard.

In the event the SIFT Rules apply to BOX, the impact to holders of trust units will depend on the status of the holder, and in part, on the amount of income distributed which we could not deduct in computing our income in a particular taxation year and what portions of our distributions constitute “non portfolio earnings”, other income and returns of capital. Generally, distributions that are characterized as returns of capital are not taxable to holders of trust units but serve to reduce the adjusted cost base of a holder’s trust units, and the SIFT Rules do not alter this result. Furthermore, the likely effect of the SIFT Rules on the market for the trust units, and on BOX’s ability to finance acquisitions through the issue of trust units or other securities, is unclear. In the event that the SIFT Rules apply to BOX, they may adversely affect the marketability of the trust units, the amount of cash available for distributions and the portion of distributions that is treated as a non-taxable return of capital.

Our trust units may cease to be qualified investments under the Tax Act and BOX may cease to be a mutual fund trust under the Tax Act.

There can be no assurance that our trust units will continue to be qualified investments under the Tax Act for Plans (as defined below). The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non qualified investments for Plans.

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects holders of trust units. Furthermore, in order to maintain its current mutual fund trust status, BOX is required to comply with specific restrictions regarding its activities and the investments held by it. If BOX ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations could be materially and adversely different in certain respects.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, our counsel and counsel to BPP, and Goodmans LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to prospective purchasers of our trust units pursuant to this prospectus supplement, who, at all relevant times, for purposes of the Tax Act: (i) are resident or deemed to be resident in Canada, (ii) deal at arm’s length and are not affiliated with BOX or the Underwriters, (iii) acquire and hold their trust units as capital property, and (iv) are not exempt from tax under Part I of the Tax Act. Generally, our trust units will be considered to be capital property to a holder provided that the holder does not hold their trust units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders whose trust units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such trust units and any other “Canadian securities” as defined in the Tax Act owned by such holder in the taxation year in which the election is made and in subsequent taxation years deemed to be capital property. Such holders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a holder that is a “financial institution” (for purposes of the mark-to-market rules), a holder that is a “specified financial institution”, a holder that has elected to report its Canadian tax results in a “functional currency” which excludes Canadian dollars, or a holder an interest in which is a “tax shelter investment” (all as defined in the Tax Act). Such holders should consult their own tax advisors having regard to their particular circumstances.

The summary is based on certain representations as to factual matters made in a certificate signed by one of our officers and provided to counsel (the “Officer’s Certificate”). This summary assumes that the representations made in Officer’s Certificate are true and correct, including the representations that BOX has and will at all times comply with the Declaration of Trust, that BOX will file an election under subsection 132(6.1) of the Tax Act to be deemed to have been a mutual fund trust from the time of its establishment, and that the REIT does and will continue to qualify as a ‘‘mutual fund trust’’ under the provisions of the Tax Act while the trust units remain outstanding.

This summary is based on the facts set out herein and in the Officer’s Certificate, the current provisions of the Tax Act and the regulations issued thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) (the “Minister”) prior to the date hereof (the “Tax Proposals”), and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation with respect to the income tax consequences to any prospective unitholder is made. Prospective unitholders should consult their own tax advisors with respect to the tax consequences in their particular circumstances.

Status of BOX

Qualification as a “Mutual Fund Trust”

Based on the representations as to factual matters set out in the Officer’s Certificate, BOX qualifies as a “mutual fund trust” as defined in the Tax Act, and will continue to qualify as a mutual fund trust at all relevant times. The balance of this summary assumes this to be the case. If BOX does not so qualify or ceases to qualify as a mutual fund trust at any time, certain of the income tax considerations described below would, in some respects, be materially and adversely different.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless restrictions in respect of its assets are followed. This summary assumes that BOX was not established and is not maintained primarily for the benefit of Non-Residents and counsel is of the view that this assumption is reasonable in light of the restrictions on the ownership of trust units by Non-Residents which are contained in the Declaration of Trust.

Qualification as a “Real Estate Investment Trust”

SIFT Rules

The Tax Act contains rules (the “SIFT Rules”), proclaimed in force on June 22, 2007, which tax certain publicly-traded or listed trusts and partnerships (“SIFTs”) in a manner similar to corporations and which tax certain distributions from such trusts and partnerships as taxable dividends from a Canadian corporation. The SIFT Rules alter the taxation regime applicable to income trusts that are SIFTs and their investors. A SIFT includes a trust resident in Canada with publicly traded units that holds one or more “non-portfolio properties”. “Non-portfolio properties” include certain investments in real properties situated in Canada and certain investments in corporations and trusts resident in Canada and in partnerships with specified connections in Canada. BOX will be a SIFT for purposes of the SIFT Rules unless it qualifies for the REIT Exception described below.

A SIFT paying a distribution attributable to the SIFT’s “non-portfolio earnings” will be subject to tax on the amount of the distribution, levied at a rate that is generally equivalent to the combined federal and provincial tax rate applicable to corporations. “Non-portfolio earnings” of a SIFT are generally income of the SIFT attributable to a business carried on by the SIFT in Canada or to income (other than taxable dividends) from, or taxable capital gains from dispositions of, “non-portfolio properties”.

Distributions that are paid as returns of capital will not attract this tax under the SIFT Rules. The amount of a distribution in respect of which this tax is payable will also be taxed in the hands of unitholders as though it were a taxable dividend from a “taxable Canadian corporation”, which dividend will be eligible for the enhanced dividend tax credit if paid to an individual resident in Canada.

As discussed below, the SIFT Rules are not applicable to trusts that, throughout a taxation year, meet certain specified criteria relating to the nature of their income and investments (the “REIT Exception”). If BOX does not satisfy the REIT Exception throughout the year, the SIFT Rules will apply to BOX for that year.

REIT Exception

To qualify for the REIT Exception in respect of a particular taxation year (a) the trust must, at no time in the taxation year, hold “non-portfolio property” other than “qualified REIT properties” (as defined in the Tax Act), (b) not less than 95% of the trust’s revenue for the taxation year must be derived from one or more of the following: (A) “rent from real or immovable properties”, (B) interest, (C) capital gains from the disposition of “real or immovable properties”, (D) dividends, and (E) royalties; (iii) not less than 75% of the trust’s revenue for the taxation year must be derived from one or more of the following: (A) rent from real or immovable properties, (B) interest from mortgages, or hypothecs, on real or immovable properties, and (C) capital gains from dispositions of real or immovable properties; and (iv) at no time in the taxation year can the total fair market value of properties comprised of real or immovable properties, cash, deposits in a bank or credit union, indebtedness of Canadian corporations represented by banker’s acceptances, and debt issued or guaranteed by governments in Canada be less than 75% of the “equity value” of the trust at that time. Generally, the SIFT Rules contain a look-through rule under which a trust could qualify for the REIT Exception where it holds its real properties indirectly through intermediate entities provided that each such entity, assuming it were a trust, would satisfy the REIT Exception.

Under the SIFT Rules, (a) “qualified REIT property” means, generally, a property owned by a trust that is a real or immovable property; a security of an entity which derives substantially all of its revenues directly from maintaining, improving, leasing or managing real or immovable properties that are capital properties of the trust or of an entity of which the trust holds a share or interest; a security of an entity that holds no property other than legal title to real or immovable properties of the trust or an entity that is wholly-owned by the trust and property ancillary to the earning by the trust of rents and capital gains from real or immovable property; (b) “real or immovable property” includes a security of an entity that, assuming it were a trust, would satisfy the four criteria required to qualify for the REIT Exception and an interest in real property but excludes any depreciable property other than a depreciable property included (otherwise than by an election) in CCA Class 1, 3 or 31, a property ancillary to the ownership or utilization of such depreciable property, or a lease or leasehold interest in respect of land or such depreciable property; and (c) “rent from real or immovable properties” includes rent or similar payments for the use or right to use real or immovable properties and payment for services ancillary to the rental of real or immovable properties and customarily supplied or rendered in connection therewith, but does not include any other payments for services supplied or rendered, fees for managing or operating such properties, payment for the occupation, use or right to use a hotel room or similar lodging, or rent based on profits.

As currently structured, management believes that BOX should qualify for the REIT Exception. The Declaration of Trust requires BOX to make reasonable efforts to ensure that it will qualify for the REIT Exception. Accordingly, although no assurances can be given at this time that BOX will so qualify, the balance of this summary assumes that BOX will do so and therefore will not be subject to the SIFT Rules. If BOX does not qualify or ceases to qualify for the REIT Exception, certain of the income tax considerations described below would, in some respects, be materially and adversely different.

Taxation of BOX

BOX is generally subject to tax each year on the amount of its taxable income (including taxable capital gains) for that year less the portion thereof that it deducts in respect of amounts paid or payable, or deemed to be paid or payable, to holders of trust units in the year. BOX anticipates that it will make monthly distributions to its unitholders. In addition to such monthly distributions, the Declaration of Trust provides that, as of the last distribution date in a taxation year, an additional amount (which may include net recapture income and net realized capital gains) will be payable by BOX to holders of trust units such that BOX will not be liable to pay tax under Part I of the Tax Act for such year. BOX has advised counsel that it will deduct, for tax purposes, such portion of the amount paid or payable, or deemed to be paid or payable, to holders of trust units in the year so that BOX will generally not be liable for income tax in any year.

In computing its income for purposes of the Tax Act, BOX may deduct reasonable administrative costs, interest and other expenses, if any, incurred by it for the purpose of earning income. BOX may also deduct from its income for the year a portion of any reasonable expenses incurred by BOX to issue trust units. The portion of such issue expenses deductible by BOX in a taxation year is 20% of such issue expenses, pro-rated where BOX’s taxation year is less than 365 days. In computing its taxable income, except as the Trustees otherwise determine, BOX shall claim the maximum amount of capital cost allowance and other discretionary deductions available to BOX under the Tax Act.

Losses incurred by BOX, if any, cannot be allocated to holders of trust units but may be deducted by BOX in future years in computing its taxable income, in accordance with the Tax Act.

Taxation of Unitholders

Distributions

A unitholder generally will be required to include in computing income for a particular taxation year the portion of the net income of BOX for that taxation year, including net realized taxable capital gains, that is paid or payable, or deemed to be paid or payable, to the unitholder in the particular taxation year, whether that amount is received in cash, additional trust units or otherwise.

The non-taxable portion of any net realized capital gains of BOX that is paid or payable, or deemed to be paid or payable, to a unitholder in a taxation year will not be included in computing the unitholder’s income for the year. Any other amount in excess of the net income of BOX that is paid or payable, or deemed to be paid or payable, by BOX to a unitholder in a taxation year generally will not be included in the unitholder’s income for the year. However, where such an amount is paid or payable to a unitholder, other than as proceeds of disposition or deemed disposition of trust units or any part thereof, the unitholder generally will be required to reduce the adjusted cost base of the unitholder’s trust units by that amount (except to the extent that it represents the unitholder’s share of the non-taxable portion of net realized capital gains of BOX for the year, the taxable portion of which was designated by BOX in respect of the unitholder). Where reductions to a unitholder’s adjusted cost base of trust units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain realized by the unitholder in the year and the unitholder’s adjusted cost base of the trust units at the beginning of the next year will then be nil.

Provided that appropriate designations are made by BOX, such portions of its net taxable capital gains and taxable dividends received, or deemed to be received, on shares of taxable Canadian corporations as are paid or payable, or deemed to be paid or payable, to a unitholder, effectively will retain their character and be treated and taxed as such in the hands of the unitholder for the purposes of the Tax Act. To the extent that amounts are designated as having been paid to unitholders out of the net taxable capital gains of BOX, such designated amounts will be deemed for tax purposes to be received by unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to unitholders out of taxable dividends received, or deemed to be received, on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply to unitholders that are individuals, the deduction in computing taxable income will be available to unitholders that are corporations, and the refundable tax under Part IV of the Tax Act will be payable by unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts). Unitholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

Certain taxable dividends received by individuals from a corporation resident in Canada will be eligible for the enhanced dividend tax credit to the extent certain conditions are met and designations are made, such as the dividend being sourced out of income that is subject to tax at the general corporate tax rate. This could apply to distributions made by BOX to unitholders that have as their sources eligible taxable dividends received from a corporation resident in Canada, to the extent BOX makes the appropriate designation to have such eligible taxable dividend deemed received by the unitholder and provided that the corporate dividend payer makes the required designation to treat such taxable dividend as an eligible dividend.

Distribution Reinvestment Plan

For the purposes of determining the adjusted cost base to a unitholder when a trust unit is acquired, whether as a trust unit acquired pursuant to the distribution reinvestment plan or otherwise, the cost of the newly acquired trust unit will be averaged with the adjusted cost base of all the trust units owned by the unitholder. The cost of the trust units acquired by reinvestment of distributions pursuant to the distribution reinvestment plan will be the amount of such reinvestment.

Disposition of Trust Units

In general, a disposition or deemed disposition of a trust unit will give rise to a capital gain (or a capital loss) equal to the amount by which the unitholder’s proceeds of disposition of the trust unit, net of any costs of disposition, exceed (or are exceeded by) the adjusted cost base of the trust unit to the unitholder. For the purpose of determining the adjusted cost base of a holder’s trust units at a particular time, the cost of such trust units is determined by averaging the unitholder’s cost thereof otherwise determined with the adjusted cost base of all other trust units held by the unitholder as capital property immediately before that time.

Taxation of Capital Gain or Loss

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a unitholder in a taxation year and the amount of any net taxable capital gains designated by BOX in respect of a unitholder generally must be included in the unitholder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a unithholder in a taxation year must generally be deducted from taxable capital gains realized by the unitholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances provided in the Tax Act.

Additional Refundable Tax

A unitholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may also be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net taxable capital gains or receiving dividends may be subject to an alternative minimum tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, our counsel and counsel to BPP, and Goodmans LLP, counsel to the Underwriters, provided that BOX continues to qualify as a mutual fund trust or that our trust units continue to be listed on the TSX (or other designated stock exchange), our trust units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined in the Tax Act (collectively referred to as “Plans”).

Notwithstanding that the trust units may be qualified investments for a trust governed by a tax-free savings account (“TFSA”), the holder of a TFSA will be subject to a penalty tax if such trust units are a “prohibited investment” for a TFSA. The trust units will not be a “prohibited investment” for a trust governed by a TFSA on such date provided the holder of the TFSA deals at arm’s length with us for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in BOX or a corporation, partnership or trust with which BOX does not deal at arm’s length for purposes of the Tax Act. A “significant interest” of a holder in a trust generally means the ownership by the holder, either alone or together with persons and partnerships with which the holder does not deal at arm’s length for purposes of the Tax Act, of interests as a beneficiary under the trust that have a fair market value of 10% or more of the fair market value of the interests of all beneficiaries under the trust. Prospective purchasers of trust units who intend to hold their trust units in their TFSA should consult their own advisors regarding their particular circumstances.

LEGAL MATTERS

Certain legal matters relating to the trust units offered by this prospectus supplement will be passed upon at the closing date of the Offering by Torys LLP with respect to matters on behalf of BOX and BPP and by Goodmans LLP with respect to matters on behalf of the Underwriters.

As of November 22, 2010 (a) the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of our outstanding securities or any of its associates or affiliates; and (b) the partners and associates of Goodmans LLP beneficially owned, directly or indirectly, less than 1% of our outstanding securities or any of its associates or affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are Deloitte & Touche LLP, Chartered Accountants, 181 Bay Street, Toronto, Ontario M5J 2V1. The registrar and transfer agent of our trust units is Canadian Stock Transfer Company Inc. at its principal offices in Toronto, Ontario.

PURCHASER’S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the prospectus supplement dated November 22, 2010 to the short form base shelf prospectus of Brookfield Office Properties Canada (“BOX”) dated August 12, 2010 qualifying the distribution of 6,820,000 trust units of BOX. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the owner of Phase 2, Brookfield Place (Bay-Wellington Tower) (the “Property”) on the balance sheet of the Property as at December 31, 2009 and the statements of income and comprehensive income, changes in owner’s equity and cash flows for the year then ended. Our report is dated June 11, 2010.

We also consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the Trustees of BOX on the combined balance sheets of the BPP Carve-Out Portfolio as at December 31, 2009 and 2008 and the combined statements of income and comprehensive income, equity in net assets and cash flows for each of the years in the two-year period ended December 31, 2009. Our report is dated June 25, 2010.

(Signed) Deloitte & Touche LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
November 22, 2010

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CERTIFICATE OF THE UNDERWRITERS

Date: November 22, 2010

To the best of our knowledge, information and belief, this prospectus supplement, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus supplement as required by the securities legislation of all of the provinces and territories of Canada.

RBC Dominion Securities inc.	TD Securities Inc.
(Signed) William Wong	(Signed) Kursat Kacira

CIBC World Markets Inc.	Scotia Capital Inc.
(Signed) Mark G. Johnson	(Signed) Stephen Sender

BMO Nesbitt Burns Inc.	National Bank Financial Inc.
(Signed) Derek Dermott	(Signed) Craig J. Shannon

HSBC Securities
(Canada) Inc.
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(Signed) Mark Murski	(Signed) Mark Edwards	(Signed) Onorio Lucchese	(Signed) John Bartkiw

Raymond James Ltd.
(Signed) Jamie Coulter

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